PROSPECTUS SUPPLEMENT	Filing made pursuant to Rule 424(b)(3)
(To Prospectus dated April 29, 2005)	Registration Statement No. 333-111271

AMERICAN BANK HOLDINGS, INC.

1,000,000 Shares of Common Stock
$9.00 per share

This Prospectus Supplement has been prepared solely for use in conjunction with the Prospectus of American Bank Holdings, Inc., dated April 29, 2005, pursuant to which a maximum of 1,150,000 shares of American Bank Holdings, Inc. common stock, par value $.001 per share, is being offered at $9.00 per share.

Expiration of Rights Offering. We have concluded the rights offering. Pursuant to the rights offering, we received and accepted subscriptions for 332,801 shares of common stock with proceeds of $2,995,209. Of the subscriptions received, we received and accepted subscriptions for 114,799 shares of common stock with proceeds of $1,033,191 from our directors and executive officers.

Extension of Community Offering. We are extending the offering of our common stock in the community offering to December 29, 2005, subject to our right to extend the offering to a later date or terminate the offering earlier if we sell all of the shares of common stock we are offering in the community offering pursuant to the Prospectus or if we otherwise determine such termination to be appropriate. There are 667,199 shares of common stock available for sale in the community offering.  If there is sufficient demand for shares in the community offering, we may sell up to an additional 150,000 newly issued shares bringing the total number of shares available for sale in the community offering to 817,199 shares. Our directors and executive officers currently intend to purchase up to 452,625 shares of common stock in the community offering, of which Mr. J.R. Schuble, Jr. has indicated he intends to purchase 360,000 shares. The community offering will be available only to persons selected by us and is primarily intended for persons who have strong business and community ties to the banking markets served by American Bank. This group is expected to primarily consist of our current directors and officers and persons with family or business relationships with our directors and officers, including the individuals who have filed a change in control application with the Office of Thrift Supervision, as discussed below.

Change in Control Application. Directors Howard J. Postal and J.R. Schuble, Jr. filed a joint application with three other individuals with the Office of Thrift Supervision in which the group collectively sought permission to own up to 60% of our outstanding common stock. As of the date of this Prospectus Supplement, this group collectively owns 614,594 shares our common stock, or approximately 26.24% of the current outstanding common stock. On December 13, 2005, the Office of Thrift Supervision issued a notice indicating that it does not intend to disapprove the proposed increase in ownership by the group in an amount up to 60% of our outstanding common stock. The group is not seeking to acquire all shares for which it has regulatory approval to acquire in the community offering. The group is seeking to acquire an additional 600,000 shares of our common stock in the community offering, bringing their total ownership level to 1,214,594 shares (excluding 51,500 shares of common stock that may be acquired by Messrs. Schuble and Postal pursuant to options exercisable within 60 days of the date of this Prospectus Supplement), or approximately 38.45% of our outstanding common stock after giving effect to the sale of all 817,199 shares available for sale in the community offering. The group may in the future acquire additional shares for which it has regulatory approval to own, whether in open market transactions, private transactions, pursuant to the exercise of stock options or otherwise. See “Recent Developments—Regulatory Application to Acquire Control” on page 2 of this Prospectus Supplement.

This Prospectus Supplement is not a summary of the information in the Prospectus, and it may not be used except in conjunction with the Prospectus.

TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS. THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO THE COMPANY. PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

The date of this Prospectus Supplement is December 20, 2005.

RECENT DEVELOPMENTS

Unaudited Consolidated Third Quarter Results

The Company recorded net income for the quarter ended September 30, 2005 of $934,000 or $0.43 per diluted share, as compared to $637,000 or $0.32 per diluted share, for the same period in 2004. Net income for the nine months ended September 30, 2005 was $2,258,000 or $1.08 per diluted share of common stock, as compared to $1,720,000 or $0.86 per diluted share, for the same period in 2004. The increase in net income was primarily due to the increase in net interest income and the decrease in operating expenses and offset by the decrease in other income.

Net interest income, after provision for loan losses, increased by $522,000 for the three months ended September 30, 2005 when compared to the same period for 2004. The increase was primarily due to an increase in average volume of interest-earning assets. Other income decreased by $185,000 and operating expenses decreased by $126,000 during the three months ended September 30, 2005 compared to the same period in 2004. The decrease in other income was primarily due to less gains recognized on the sale of loans from the mortgage division. The decrease in operating expenses was primarily due to a decrease in cost of operations of foreclosed assets, salary expenses and legal expenses.

The following table sets forth a summary of selected consolidated financial and other information as of and for each of the years ended December 31, 2003 and 2004 and for the nine-month period ended September 30, 2004 and 2005.

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
	(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets	$301,942	$257,843	$251,023	$236,887
Loans receivable, net	202,431	170,523	176,761	140,964
Deposit accounts	229,985	192,726	196,533	156,506
Total borrowed funds	43,500	44,000	32,500	61,075
Total stockholders’ equity	21,450	16,300	17,072	14,311
Operating Data:
Total interest income	$12,690	$10,134	$13,882	$10,944
Total interest expense	5,562	3,845	5,328	5,108
Net interest income	7,128	6,289	8,554	5,836
Provision for loan losses	103	541	652	460
Net interest income after provision for loan losses	7,025	5,748	7,902	5,376
Other income	4,099	4,726	6,149	4,327
Non-interest expenses	7,504	7,657	10,081	8,007
Income before income taxes	3,620	2,817	3,970	1,696
Provision for income taxes	1,362	1,097	1,489	638
Net income	$2,258	$1,720	$2,481	$1,058
Basic EPS	$1.13	$0.89	$1.29	$0.55
Diluted EPS	$1.08	$0.86	$1.25	$0.52
Performance Ratios:
Return on average assets	1.08%	0.92%	0.99%	0.51%
Return on average common equity	16.27	14.91	15.76	7.39
Net interest margin	3.55	3.47	3.52	2.93

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Asset Quality Ratios:
Non-performing assets as a percentage of total assets	0.21	0.58	0.40	0.91
Non-performing loans as a percentage of net loans	0.28	0.55	0.49	1.09
Allowance for loan losses as a percentage of average net loans	0.89	0.95	1.00	0.95
Net charge-offs to average loans outstanding	0.06	0.05	0.06	0.05

The foregoing summary financial information is qualified in its entirety by reference to the Company’s Form 10-QSB for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, a copy of which is attached as Appendix A to this Prospectus Supplement.

Regulatory Application to Acquire Control

Change in Control Application.   On September 26, 2005, directors Howard J. Postal and J.R. Schuble, Jr., along with Erik D. Bolog, Michael A. Postal and Steven M. Schuble (collectively, the “Group”), filed a joint notice to acquire control of American Bank Holdings, Inc. with the Office of Thrift Supervision. The notice, as supplemented, indicated that the applicants were seeking permission to own a total of up to 60% of our outstanding common stock after giving effect to the community offering. As of the date of this Prospectus Supplement, this Group collectively owns 614,594 shares our common stock, or approximately 26.24% of the outstanding common stock. On December 13, 2005, the Office of Thrift Supervision issued a notice indicating that it does not intend to disapprove the proposed increase in ownership by the Group in an amount up to 60% of our outstanding common stock. The Group is not seeking to acquire all shares for which it has regulatory approval to acquire in the community offering. As set forth in greater detail in the table below, the Group is seeking to acquire an additional 600,000 shares of our common stock in the community offering, bringing their total ownership level to 1,214,594 shares (excluding 51,500 shares of common stock that may be acquired by Messrs. Schuble and Postal pursuant to options exercisable within 60 days of the date of this Prospectus Supplement), or approximately 38.45% of our outstanding common stock after giving effect to the sale of all 817,199 shares available for sale in the community offering. The Group may in the future acquire the additional shares for which it has regulatory approval to own, whether in open market transactions, pursuant to the exercise of stock options, in private transactions, or otherwise. The intentions of the Group are not commitments and no assurance can be made as to whether or not any Group members will actually acquire any shares of our common stock.

Description of the Group.   Howard J. Postal and J.R. Schuble, Jr. are directors of the Company. Michael A. Postal is the Chief Executive Officer of Tenacity Group Holdings, LLC, a real estate holding company, and is an advisory director of American Bank. Michael A. Postal is director Howard J. Postal’s son. Erik D. Bolog is the Managing Partner and General Counsel of Tenacity Group Holdings, LLC. and is an advisory director of American Bank. Steven M. Schuble is J.R. Schuble, Jr.’s brother. Messrs. E. Bolog, M. Postal and J. Schuble each own approximately 23% of Tenacity Group Holdings, LLC and H. Postal owns approximately 8% of Tenacity Group Holdings, LLC. In addition, Messrs. Bolog, H. Postal, M. Postal, J.R. Schuble have formed and invested in numerous real estate partnerships together.

In addition, certain loans owned by Elite Funding, a subsidiary company of Tenacity Group Holdings, LLC are serviced by American Bank pursuant to the terms of a servicing agreement. American Bank receives the following fees for these services:  $10 per loan to set the loan up on American Bank’s processing system, $7 for each loan per month to service the loan and a $5 per loan fee at payoff. American Bank estimates that the fees paid by Tenacity Group Holdings, LLC for servicing approximate fees that would be paid if Tenacity Group Holdings, LLC operated as an unaffiliated entity. Servicing fees paid for

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the nine months ended September 30, 2005 were $6,158, and for the year ended December 31, 2004 was $8,400.

American Bank receives the benefit, if any, derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to Tenacity Group Holdings, LLC and from interest earned on tax and insurance escrow funds with respect to mortgage loans serviced by it.

Similarly, certain loans owned by RH Funding, LLC, an entity owned and managed by director Howard J. Postal are serviced by Amercian Bank. American Bank receives the following fees for these services:  $10 per loan to set the loan up on American Bank’s processing system, $7 for each loan per month to service the loan and a $5 per loan fee at payoff. American Bank estimates that the fees paid by RH Funding for servicing approximate fees that would be paid if RH Funding operated as an unaffiliated entity. Servicing fees paid for the nine months ended September 30, 2005 were $504, and for the year ended December 31, 2004 were $512.

In December 2005, American Bank retained Erik D. Bolog to assist it in ongoing litigation in the United States District Court for the Middle District of Florida. See “Business—Legal Proceedings” on page 51 of the Prospectus. The Bank agreed to pay Mr. Bolog a fee of $55,000 in connection with his services.

The following table sets forth information as of December 16, 2005, with respect to (i) the common stock beneficially owned by each member of the Group, (ii) the shares desired to be purchased in the community offering by each member of the Group and (iii) the percentage that will be owned by each member of the Group after giving effect to the sale of all 817,199 shares available for sale in the community offering.

Name	Shares Owned	Percentage Owned	Shares Desired to be Purchased in Community Offering	Percentage Owned After Giving Effect to Community Offering
Erik D. Bolog	127,950	5.46%	40,000	5.32%
Howard J. Postal(1)	203,919	8.71	—	6.46
Michael A. Postal	—	*	100,000	3.17
J.R. Schuble, Jr.(2)	282,725	12.07	360,000	20.35
Steven M. Schuble	—	*	100,000	3.17
All members of the Group as a whole(1)(2)	614,594	26.24	600,000	38.45

*                    less than one percent

(1)          Excludes stock options held by Mr. H. Postal for an aggregate of 15,500 shares and exercisable within 60 days of the date of this Prospectus Supplement.

(2)          Excludes stock options held by Mr. Schuble for an aggregate of 36,000 shares and exercisable within 60 days of the date of this Prospectus Supplement.

Special Committee.   Due to the related party nature of, and significant ownership levels that would be achieved by, the Group, a special committee of the board of directors (the “Special Committee”) comprised of three non-interested directors—Douglas Bregman, Bruce S. Cook and Daniel S. Shiff—was formed to evaluate and approve the potential purchases by the Group. Messrs. Bregman, Cook and Shiff were selected to serve in this role since they are the only directors who are neither major shareholders nor members of the Group.

The Special Committee and its counsel and the Group and its counsel engaged in significant negotiations over a two and a half month period regarding the proposed acquisition of the shares.  Following extensive discussion, the Special Committee, in consultation with its own legal advisor and based

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on their familiarity with certain members of the Group, determined that prior to making any sale of shares in the community offering to the Group, it should have certain members of the Group enter into a shareholders’ agreement (described below).

Shareholders’ Agreement.   The Company and each member of the Group, except for Mr. H. Postal who does not intend on purchasing any shares in the community offering (such group being referred to as the “Limited Group”), have entered into a shareholders’ agreement pursuant to which each member of the Limited Group has agreed to certain restrictions on the shares to be purchased in the community offering (collectively, the “Community Offering Stock”). The shareholders’ agreement only covers the Community Offering Stock and does not restrict in any manner shares previously owned by members of the Limited Group. Assuming the purchase of all 817,199 shares in the community offering and assuming the purchase of shares by the Group as intended, the shareholders’ agreement will cover 600,000 shares common stock intended to be purchased by the Limited Group in the community offering, or approximately 18.99% of our outstanding common stock after giving effect to the community offering, and the shareholders’ agreement will not cover the 614,594 shares previously owned by the Group, or approximately 19.46% of our outstanding common stock after giving effect to the community offering. Any additional shares purchased by members of the Group outside of the community offering will not be covered by the shareholders’ agreement. The material terms of the shareholders’ agreement are as follows:

•       Except for open market transactions through a broker, no member of the Limited Group may transfer or sell, or offer or agree to transfer or sell, directly or indirectly, where they have knowledge that the buyer will beneficially own more than 9.99% of the Company’s shares of common stock, beneficial ownership of, or the right to vote any shares of Community Offering Stock, except with the express approval of the Board of Directors, which approval may not be unreasonably withheld or if the proposed transferee agrees to be bound by the terms of the shareholders’ agreement;

•       In the event that a proposal is properly introduced for consideration at a meeting of the Company’s stockholders and such proposal is not approved by the Company’s Board of Directors, then each member of the Limited Group shall only have the right to vote an amount of shares of Community Offering Stock in favor of such proposal in an amount equal to the product of (a) the number of shares of Community Offering Stock held by such member multiplied by (b) the quotient of (i) the number of shares other than shares purchased by the Limited Group in the community offering voted in favor of the proposal divided by (ii) the total number of shares, excluding Community Offering Stock, voted with respect to such proposal;

•       In the event that a proposal is properly introduced for consideration at a meeting of the Company’s stockholders and such proposal is approved by the Company’s Board of Directors but not approved by a member of the Limited Group seeking to vote his shares Community Offering Stock, then each member of the Limited Group shall have the right to vote an amount of shares of Community Offering Stock against such proposal equal to the product of (a) the total number of shares of Community Offering Stock held by such member multiplied by (b) the quotient of (i) the number of shares, other than Community Offering Stock, voted against such proposal divided by (ii) the total number of shares, excluding Community Offering Stock, voted with respect to such proposal;

•       No member of the Limited Group may vote their respective shares of Community Offering Stock for any nominee for election to the Board of Directors, other than those nominated or supported by the Company’s Board of Directors, unless the Group represents fewer than 40% of the members of the Board of Directors of the Company (the Group currently represents 40% of the members of the Board), provided that such percentage being below 40% is not caused by the resignation of a member of the Group. The foregoing restriction shall not apply if a nominee, if elected, and members of the Board of Directors constituting members of the Group would constitute less than a majority of the members of the Board of Directors;

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•       No member of the Limited Group may deposit any Community Offering Stock in a voting trust or subject any shares of Community Offering Stock to a voting agreement or other arrangement of similar effect; and

•       If at any time any member of the Limited Group or the Limited Group as a whole proposes to transfer (other than a pledge) shares of Community Offering Stock representing more than 9.99% of the outstanding capital stock of the Company, in any one transaction or series of transactions, to any one person or entity or group of persons acting in concert, then all other stockholders who are not members of the Limited Group shall be given the right to include their shares in the proposed disposition on a pro rata basis, subject to certain limitations.

The provisions of bullet-points two and three do not apply to (a) a proposal involving the sale or merger of the Company, the solicitation of bids or the hiring of an investment banker to explore methods to maximize shareholder value or similar proposals, or the establishment of a committee or other mechanism to explore the Company’s strategic options; or (b) if the Group represents fewer than 40% of the members of the Board of Directors of the Company, unless such percentage being below 40% is caused by the resignation of a member of the Group.

In connection with entering into the shareholders’ agreement, the Company agreed to support the acquisition of Community Offering Stock by the Limited Group and agreed to re-nominate Messrs. J.R. Schuble and H. Postal to the Company’s board of directors at the 2006 annual meeting of shareholders.

The summary of the shareholders’ agreement is qualified in its entirety by reference to the full text of the shareholders’ agreement, a copy of which is filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 20, 2005, and a copy of which is attached as Appendix B to this Prospectus Supplement.

Intentions of Directors and Executive Officers

Our directors and executive officers have subscribed for 114,799 shares of common stock through the exercise of their subscription rights. Our directors and executive officers have indicated that they intend to subscribe for up to an additional 452,625 shares, if available in the community offering.

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The following table sets forth information as of December 16, 2005, with respect to the common stock beneficially owned by our directors and executive officers (excluding stock options exercisable within 60 days) (a) after giving effect to the shares purchased in the rights offering and (b) after giving effect to the shares that may be purchased in the community offering (assuming shares are purchased as intended) and the sale of all 817,199 shares available for sale in the community offering.

Name	Shares Purchased in the Rights Offering	Shares Owned(1)	Percentage Owned	Shares to be Purchased in Community Offering	Percentage Owned After Giving Effect to Community Offering
Dennis N. Argerson	—	5,285	*	—	*
Douglas Bregman	—	1,442	*	20,000	*
Bruce S. Cook	14,074	52,929	2.26%	50,000	3.26%
Robert N. Kemp	—	—	—	—	—
James E. Plack	—	20,579	*	—	*
Howard J. Postal	—	203,919	8.71	—	6.46	(2)
J.R. Schuble, Jr.	95,725	282,725	12.07	360,000	20.35	(2)
Daniel S. Shiff	—	54,497	2.37	25,000	2.52
John M. Wright	5,000	18,261	*	—	*
Chuck I. Ledford	—	—	*	2,500	*
All Executive Officers and Directors as a Group	114,799	639,637	27.31	452,625	30.70

*                    less than one percent

(1)          Includes shares purchased in the rights offering and excludes an aggregate of 118,529 stock options exercisable within 60 days of the date of this Prospectus Supplement. Outstanding options excluded from the table were held as follows: Mr. Argerson, 5,017 shares; Mr. Bregman, 10,500 shares; Mr. Cook, 16,809 shares; Mr. Kemp, 12,209 shares; Mr. Postal, 15,500 shares; Mr. Schuble, 36,000 shares; Mr. Wright, 20,494 shares; and Mr. Ledford, 2,000 shares.

(2)          Does not include additional shares that are now owned or may in the future be owned by Messrs. Bolog, M. Postal and S. Schuble, together with whom directors Howard J. Postal and J.R. Schuble have received permission from the Office of Thrift Supervision to own up to 60% of our outstanding common stock after giving effect to the community offering. See “Recent Developments—Regulatory Application to Acquire Control” on page 2 of this Prospectus Supplement.

Regulatory Limitation

We will not issue shares of common stock to any person or entity that is known to require prior regulatory approval to own or control such shares if such approval has not been obtained. If we conditionally accept a subscription pending regulatory approval, no shares will be issued if any such required regulatory approval is not received by February 28, 2006, unless such deadline is extended in our sole discretion.

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Appendix A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

☒                                  Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2005.

or

☐                                    Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                         to                         .

Commission File Number: 0-23513

AMERICAN BANK HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	06-1478208
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
1211 Plum Orchard Drive, Suite 300, Silver Spring, MD	20904
(Address of principal executive offices)	(Zip Code)

(301) 572-3740
(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark wither the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

Indicate the number of shares outstanding for each of the issuer’s classes of common stock, as of the latest practicable date.

Common Stock (par value $.001)	2,201,688
Class	Outstanding at November 10, 2005

Transitional Small Business Disclosure Format (check one):   ☐   Yes   ☒   No

PART I—FINANCIAL INFORMATION

Item 1.

American Bank Holdings, Inc.
Silver Spring, Maryland

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Cash and due from banks	$8,126	$2,370
Interest-bearing deposits in other banks	9,112	284
Total cash and cash equivalents	17,238	2,654
Investment securities available for sale	33,982	25,824
Investment securities held-to-maturity	14,567	14,585
Loans held for sale	22,463	21,586
Loans	204,355	178,701
Allowance for loan losses	1,924	1,940
Net loans	202,431	176,761
Foreclosed real estate, net	—	123
Premises and equipment, net	1,626	1,670
Federal Home Loan Bank of Atlanta Stock, at cost	2,458	1,936
Cash surrender value of life insurance	2,622	2,564
Accrued interest receivable and other assets	4,555	3,320
Total assets	$301,942	$251,023
LIABILITIES
Deposits	$229,985	$196,533
Advances from the Federal Home Loan Bank	43,500	32,500
Advance payments by borrowers for taxes and insurance	249	248
Junior subordinated obligations	3,093	3,093
Accrued expenses and other liabilities	3,665	1,577
Total liabilities	280,492	233,951
Stockholders’ Equity
Preferred stock, par value $0.001 per share, authorized 10,000,000 shares, no shares issued and outstanding in 2005 and 2004	—	—
Common stock $0.001 par value per share, 10,000,000 shares authorized with 2,201,688 and 1,941,489 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively.	2	2
Additional paid-in capital	12,318	10,073
Retained earnings	9,530	7,272
Accumulated other comprehensive loss	(400)	(275)
Total stockholders’ equity	21,450	17,072
Total liabilities and stockholders’ equity	$301,942	$251,023

The accompanying notes are an integral part of these financial statements.

American Bank Holdings, Inc.
Silver Spring, Maryland

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	For the Nine Months Ended September 30		For the Three Months Ended September 30
	2005	2004	2005	2004
Interest Income
Interest and fees on loans	$10,887	$8,650	$4,091	$3,159
Interest and dividends on investments	1,731	1,459	596	492
Other interest income	72	25	38	11
Total interest income	12,690	10,134	4,725	3,662
Interest Expense
Interest on deposits	3,857	2,343	1,441	895
Interest on borrowings	1,705	1,502	663	515
Total interest expense	5,562	3,845	2,104	1,410
Net interest income	7,128	6,289	2,621	2,252
Provision for loan losses	103	541	68	221
Net interest income after provision for loan losses	7,025	5,748	2,553	2,031
Other Income
Loan service charges and late fees	320	193	93	72
Gain on sale of loans	3,528	4,233	1,352	1,560
Deposit service charges	190	176	77	68
Gain on sale of securities	—	36	—	—
Other income	61	88	23	30
Total other income	4,099	4,726	1,545	1,730
Non-Interest Expenses
Salaries and related expenses	5,116	4,821	1,769	1,800
Occupancy expense, net	764	654	254	229
Deposit insurance premiums	72	63	24	20
Legal and professional expenses	232	337	75	99
Data processing	506	516	179	192
Net cost of operations of foreclosed assets	(14)	302	(8)	82
Other expenses	828	964	301	298
Total non-interest expense	7,504	7,657	2,594	2,720
Income before income taxes	3,620	2,817	1,504	1,041
Provision for income taxes	1,362	1,097	570	404
Net income	$2,258	$1,720	$934	$637
Basic Earnings Per Common Share	$1.13	$0.89	$0.45	$0.33
Diluted Earnings Per Common Share	$1.08	$0.86	$0.43	$0.32

The accompanying notes are an integral part of these statements.

American Bank Holdings, Inc.
Silver Spring, Maryland

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2005 and 2004
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at January 1, 2004	$2	$9,787	$4,791	$(269)	$14,311
Comprehensive income:
Net income for nine months ended September 30, 2004			1,720		1,720
Net change in unrealized gains (losses) on available-for-sale securities, net of taxes of $61				97	97
Less reclassification of gains recognized, net of taxes of $14				(22)	(22)
Total comprehensive income					1,795
Exercise of stock options (57,915 shares)		194			194
Balance at September 30, 2004	$2	$9,981	$6,511	$(194)	$16,300
Balance at December 31, 2004	$2	$10,073	$7,272	$(275)	$17,072
Comprehensive income:
Net income for nine months ended September 30, 2005			2,258		2,258
Net change in unrealized gains (losses) on available-for-sale securities, net of taxes of $79				(125)	(125)
Total comprehensive income					2,133
Issuance of stock (237,150 shares)		2,134			2,134
Exercise of stock options (23,049 shares)		111			111
Balance at September 30, 2005	$2	$12,318	$9,530	$(400)	$21,450

The accompanying notes are an integral part of these financial statements.

American Bank Holdings, Inc.
Silver Spring, Maryland

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Nine Months Ended September 30,
	2005	2004
Operating activities
Net income	$2,258	$1,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	245	243
Net accretion of discounts and amortization of premiums	(7)	22
Securities gains, net	—	(36)
Provision for loan losses	103	541
Provision for loss on foreclosed assets	—	239
Net (gain) loss on sale of foreclosed assets	(3)	10
Amortization of deferred loan fees	(381)	(219)
Loans originated for resale	(153,617)	(166,944)
Proceeds from sales of loan originated for resale	156,268	175,851
Gain on sale of loans	(3,528)	(4,233)
Earnings on life insurance policies	(58)	(86)
(Increase) decrease in interest receivable and other assets	(1,235)	21
Increase (decrease) in other liabilities	2,088	(141)
Net cash used in operating activities	2,474	6,988
Investing activities
Proceeds from sales of investment securities available for sale	—	1,455
Proceeds from maturities of investment securities available for sale	—	5,000
Purchase of investment securities available for sale	(14,059)	(1,754)
Proceeds from maturities of investment securities held to maturity	—	1,000
Purchase of investment securities held to maturity	—	(3,740)
Principal collected on mortgage-backed securities	5,926	1,540
Principal collected on loans	38,300	54,283
Loans originated or acquired	(63,817)	(84,370)
Proceeds from sale of foreclosed assets	126	285
Purchases of premises and equipment	(216)	(365)
Disposal of premises and equipment	15	—
Purchase of stock in the Federal Home Loan Bank	(3,762)	(1,050)
Proceeds from redemption of stock in the Federal Home Loan Bank	3,240	1,479
Net cash used in investing activities	(34,247)	(26,237)
Financing activities
Net increase in deposits and escrow accounts	33,453	36,184
Proceeds from borrowings	96,500	25,500
Repayment of borrowings	(85,500)	(42,575)
Issuance of shares of common stock	2,134	—
Proceeds from exercise of stock options	111	194
Net cash provided by financing activities	46,698	19,303
Increase in cash and cash equivalents	14,584	54
Cash and cash equivalents as of January 1	2,654	4,398
Cash and cash equivalents as of September 30	$17,238	$4,452
Other Cash Flow Information
Interest paid	$5,434	$3,771
Income taxes paid	$1,715	$1,175

The accompanying notes are an integral part of these statements.

AMERICAN BANK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
As of and for the Nine Months Ended September 30, 2005 and 2004

1) Basis of Presentation

American Bank Holdings, Inc. (the “Company”) is a corporation formed under the laws of Delaware to serve as the savings and loan holding company of American Bank (the “Bank”), a federally chartered stock savings bank and parent of American Bank Holdings Statutory Trust I. The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

The consolidated financial statements as of September 30, 2005 and for the three and nine months ended September 30, 2005 and 2004 are unaudited and have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Rule 310(b) of Regulation S-B, but, in the opinion of management of the Company, contain all adjustments, consisting solely of normal recurring entries, necessary to present fairly the consolidated financial condition as of September 30, 2005 and the results of consolidated operations for the three and nine months ended September 30, 2005 and 2004 and consolidated cash flows for the nine months ended September 30, 2005 and 2004. The consolidated statement of financial condition of December 31, 2004 is derived from the Company’s audited consolidated financial statements.

The results of the consolidated operations for the nine months ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2005. Moreover, in preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and income statements for the period. Actual results could differ significantly from the estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses and the valuation of foreclosed real estate. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the 2004 annual report of American Bank Holdings, Inc. on Form 10-KSB as filed with the Securities and Exchange Commission.

2) Earnings Per Share

Basic earnings per share for the three and nine months ended September 30, 2005 was determined by dividing net income by 2,098,579 and 2,004,962, respectively, the weighted average number of shares of common stock outstanding during the respective periods. Basic earnings per share for the three and nine months ended September 30, 2004 was determined by dividing net income by 1,941,489 and 1,924,177, respectively, the weighted average number of shares of common stock outstanding during the respective periods. Diluted earnings per share for the three and nine months ended September 30, 2005 was determined by dividing net income by 2,185,444 and 2,085,101, respectively, the weighted average number of shares of common stock and common stock equivalents outstanding during the respective periods. Diluted earnings per share for the three and nine months ended September 30, 2004 was determined by dividing net income by 2,007,246 and 1,989,272, respectively, the weighted average number of shares of common stock and common stock equivalents outstanding during the respective periods. Common stock equivalents consist of outstanding stock options, if such options are dilutive.

3) Stock Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in Opinion No. 25. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share data):

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2005	2004	2005	2004
Net income, as reported	$2,258	$1,720	$934	$637
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of tax	(4)	(16)	(1)	(5)
Net income, as adjusted	$2,254	$1,704	$933	$632
Basic earnings per share—As reported	1.13	0.89	0.45	0.33
—Pro forma	1.12	0.89	0.45	0.33
Diluted earnings per share—As reported	1.08	0.86	0.43	0.32
—Pro forma	1.08	0.86	0.43	0.31

4) Junior Subordinated Obligations

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” which was revised in December 2003. This interpretation provides guidance for the consolidation of variable interest entities (VIEs). American Bank Holdings Statutory Trust I, a wholly-owned trust subsidiary of American Bank Holdings, Inc., qualifies as a variable interest entity under FIN 46. American Bank Holdings Statutory Trust I issued at par $3.0 million of adjustable rate mandatorily redeemable preferred securities (trust capital securities) to third-party investors and loaned the proceeds to the Company. The preferred securities are non-voting, mandatorily redeemable in 2033, and guaranteed by the Company. The Company’s guarantee, together with its other obligations under the relevant agreements, constitutes a full, irrevocable, and unconditional guarantee by the Company of the securities issued by the Trust. The entire net proceeds to the Trust from the offering were invested in junior subordinated obligations of the Company, which are the sole assets of the Trust. American Bank Holdings Statutory Trust I issued mandatorily redeemable preferred securities (trust capital securities) to third-party investors and loaned the proceeds to the Company. In accordance with the guidance provided by FIN 46, the Company does not consolidate the accounts of American Bank Holdings Statutory Trust I.

5) Guarantees

The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments. The Company had $1,303,000 of standby letters of credit as of September 30, 2005. Management believes that the proceeds obtained through a liquidation of collateral would be sufficient to cover the potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of September 30, 2005 for guarantees under standby letters of credit issued is not material.

6) Segments

The Company has two reportable segments: banking and mortgage banking. The leasing segment is included in the banking segment and not reported as a separate segment since its assets and revenues are less than 10% of the Company’s totals. The banking segment provides traditional banking services offered through the Bank. The mortgage-banking segment operates out of the Bank’s headquarters in Maryland and originates and sells residential mortgages of various credit quality levels. Most loans originated by the mortgage division are originated for sale. However, on a case-by-case basis, some loans are originated for the Bank’s portfolio. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements for the year ended December 31, 2004. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses. The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices. The Company’s reportable segments are strategic business units that offer different products and services. Although both segments offer financial products and services, they are managed separately because each segment has different types and levels of credit and interest rate risk. The results of the two reportable segments are included in the following table:

Nine months ended September 30, 2005	Bank	Mortgage Banking	Eliminations	Consolidated Totals
Interest and dividend income	$12,569	$1,147	$(1,026)	$12,690
Interest expense	5,562	1,026	(1,026)	5,562
Net interest income	7,007	121	—	7,128
Provision for loan losses	103	—	—	103
Net interest income after provision for loan losses	6,904	121	—	7,025
Other income	571	3,528	—	4,099
Non-interest expenses	5,037	2,467	—	7,504
Income before income taxes	2,438	1,182	—	3,620
Provision for income taxes	907	455	—	1,362
Net income	$1,531	$727	$—	$2,258
At September 30, 2005
Segment assets	$279,479	$22,463	$—	$301,942
Segment equity	19,302	3,010	—	22,312

Nine months ended September 30, 2004	Bank	Mortgage Banking	Eliminations	Consolidated Totals
Interest and dividend income	$10,010	$1,594	$(1,470)	$10,134
Interest expense	3,845	1,470	(1,470)	3,845
Net interest income	6,165	124	—	6,289
Provision for loan losses	436	105	—	541
Net interest income after provision for loan losses	5,729	19	—	5,748
Other income	493	4,233		4,726
Non-interest expenses	4,837	2,820	—	7,657
Income before income taxes	1,385	1,432	—	2,817
Provision for income taxes	551	546	—	1,097
Net income	$834	$886	$—	$1,720
At September 30, 2004
Segment assets	$226,331	$31,512	$—	$257,843
Segment equity	14,405	1,895	—	16,300

Three months ended September, 2005	Bank	Mortgage Banking	Eliminations	Consolidated Totals
Interest and dividend income	$4,662	$505	$(442)	$4,725
Interest expense	2,104	442	(442)	2,104
Net interest income	2,558	63	—	2,621
Provision for loan losses	68	—	—	68
Net interest income after provision for loan losses	2,490	63	—	2,553
Other income	193	1,352	—	1,545
Non-interest expenses	1,666	928	—	2,594
Income before income taxes	1,017	487	—	1,504
Provision for income taxes	383	187	—	570
Net income	$634	$300	$—	$934

Three months ended September 30, 2004	Bank	Mortgage Banking	Eliminations	Consolidated Totals
Interest and dividend income	$3,588	$613	$(539)	$3,662
Interest expense	1,410	539	(539)	1,410
Net interest income	2,178	74	—	2,252
Provision for loan losses	191	30	—	221
Net interest income after provision for loan losses	1,987	44	—	2,031
Other income	170	1,560	—	1,730
Non-interest expenses	1,686	1,034	—	2,720
Income before income taxes	471	570	—	1,041
Provision for income taxes	184	220	—	404
Net income	$287	$350	$—	$637

The amounts presented as “Eliminations” consist of imputed interest charges on the mortgage loans originated for sale before they are actually sold to investors.

7) Recent Accounting Pronouncements

In January 2003, the FASB’s Emerging Issues Task Force (EITF) issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investors” (“EITF 03-1”), and in March 2004, the EITF issued an update. EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to certain debt and equity securities. EITF 03-1 aids in the determination of impairment of an investment and gives guidance as to the measurement of impairment loss and the recognition and disclosures of other-than-temporary investments. EITF 03-1 also provides a model to determine other-than-temporary impairment using evidence-based judgment about the recovery of the fair value up to the cost of the investment by considering the severity and duration of the impairment in relation to the forecasted recovery of the fair value. In July 2005, FASB adopted the recommendation of its staff to nullify key parts of EITF 03-1. The staff’s recommendations were to nullify the guidance on the determination of whether an investment is impaired as set forth in paragraphs 10-18 of Issue 03-1 and not to provide additional guidance on the meaning of other-than-temporary impairment. Instead, the staff recommends entities recognize other-than-temporary impairments by applying existing accounting literature such as paragraph 16 of SFAS 115.

In July 2005, the FASB issued a proposed interpretation of FAS 109, “Accounting for Income Taxes”, to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. If adopted as proposed, the interpretation would be effective in the fourth quarter of 2005, and any adjustments required to be recorded as a result of adopting the interpretation would be reflected as a cumulative effect from a change in accounting principle. We are currently in the process of determining the impact of adoption of the interpretation as proposed on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), “Share-Based Payment.”  Statement No. 123(R) revised Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Statement No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

On April 14, 2005, the Securities and Exchange Commission (“SEC”) adopted a new rule that amends the compliance dates for Statement No. 123 (R). Under the new rule, the Company is required to adopt SFAS No. 123(R) on July 1, 2006. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123(R), and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

Item 2.

AMERICAN BANK HOLDINGS, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

This discussion and analysis includes a description of material changes that have affected the Company’s consolidated financial condition and consolidated results of operations during the periods included in the unaudited consolidated financial statements.

General

American Bank Holdings, Inc. is a corporation formed under the laws of Delaware to serve as the holding company for American Bank. The business of the Company is conducted through the Bank, which is American Bank, a federally chartered savings bank with six branch offices. The Bank’s corporate headquarters is located in Silver Spring, Maryland and the Bank has five full-service offices located at 1700 Rockville Pike, Rockville, Maryland, 5600 Connecticut Avenue, Washington D.C., 4801-A Montgomery Lane, Bethesda, Maryland, in the SuperFresh market at 12028 Cherry Hill Road, Silver Spring, Maryland and in the SuperFresh market at 3301 North Ridge Road, Ellicott City, Maryland and a loan production/leasing office in Charlotte, North Carolina. Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. As of September 30, 2005, the Bank had 71 employees, 63 of whom work full time.

The Company recorded net income of $934,000, or $0.43 per diluted share, for the quarter ended September 30, 2005 as compared to net income of $637,000, or $0.32 per diluted share, for the quarter ended September 30, 2004. Net income for the first nine months of 2005 was $2,258,000, or $1.08 per diluted share, as compared to $1,720,000, or $0.86 per diluted share, for the first nine months of 2004. The increase in net income for both the three and nine months ended September 30, 2005 was attributable primarily to the increase in net interest income.

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are set forth in note 1 of the consolidated financial statements as of December 31, 2004 which was filed on Form 10-KSB with the SEC. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management’s most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company’s assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition (September 30, 2005 compared to December 31, 2004)

Total assets increased by $50.9 million, or 20.3%, to $301.9 million at September 30, 2005 compared to December 31, 2004. Total loans outstanding increased by $26.6 million from $198.3 million at December 31, 2004 to $224.9 million at September 30, 2005. The Company originated $217.8 million of loans during the nine months ended September 30, 2005 as compared to $251.6 million during the same period in 2004. Investment securities available-for-sale increased by $8.2 million from year-end 2004 to

September 30, 2005. Cash and cash equivalents increased by $14.6 million during the nine months ended September 30, 2005. The increase in cash and cash equivalents is primarily due to the timing of incoming deposits and the funding of mortgage loans sold to investors.

A summary of loans receivable at September 30, 2005 and December 31, 2004 follows (dollars in thousands):

	September 2005	December 2004
Real Estate Mortgage Loans
One to four family residential mortgage loans	$29,567	$18,002
Multi-family residential mortgage loans	1,648	1,806
Commercial real estate loans	26,970	24,553
Construction loans	77,922	71,921
Second mortgage loans	164	364
Land loans	27,188	20,821
Corporate Loans
Secured corporate loans	40,618	35,809
Secured commercial leases	18,917	17,161
Unsecured corporate loans	1,735	1,048
Consumer Loans
Marine loans	24,447	20,442
Home equity lines of credit	14,434	14,574
Other consumer loans	897	1,892
	264,507	228,393
Undisbursed portion of loans in process	(60,168)	(49,667)
Deferred loan origination (fees) and costs	16	(25)
Allowance for loan losses	(1,924)	(1,940)
Net loans receivable	$202,431	$176,761

Net loans increased by $25.7 million to $202.4 million at September 30, 2005 compared to $176.8 million at December 31, 2004. The increase in loans resulted primarily from an increase in residential mortgage loans, commercial real estate loans, construction loans, secured corporate loans, secured corporate leases and marine loans.

Nonperforming assets, net (including nonaccrual loans, foreclosed real estate and repossessed assets) decreased by $371,000 to $630,000 at September 30, 2005 compared to $1.0 million at December 31, 2004. The decrease in non-performing assets resulted primarily from a sale of nine non-performing loans during the first quarter of 2005 and the sale of foreclosed real estate during the second quarter of 2005. The non-performing loans had $135,000 of reserves which were specifically allocated to them and were subsequently sold for a $123,000 loss. Thus approximately $12,000 of reserves were allocated to the remaining loan portfolio during the first quarter of 2005. Total nonperforming assets, net, as a percentage of total assets were 0.2% at September 30, 2005 and 0.4% at December 31, 2004.

The following table sets forth the composition of the Company’s nonperforming assets at the dates indicated (in thousands).

	September 30, 2005	December 31, 2004
Non-accrual loans:
One to four family residential mortgage loans	$317	$530
Commercial real estate loans	37	43
Commercial	263	280
Consumer loans	13	6
Total non-accrual loans	$630	$859
Foreclosed real estate, net	—	123
Repossessed assets, net	—	19
Total nonperforming assets	$630	$1,001

The allowance for losses on loans is established through a provision for loan losses based upon management’s evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity. Management considers, among other factors, the estimated fair value of the underlying collateral, current economic conditions and historical loan loss experience. Management reviews the allowance for loan losses on a periodic basis, at least quarterly, and these reviews take into consideration the change in portfolio mix, change in nonperforming loans, actual charge-offs net of any recoveries, and estimations used in calculating the adequacy of the loan loss allowance. The nonperforming loans are reviewed on an individual basis and all other loans are reviewed in major categories. Management has made adjustments to the estimation methods for the major categories due to historical losses and delinquencies. These changes, however, have not had a material effect on the overall allowance. While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. A significant decline in the credit quality of the Company’s loan portfolio could have a material adverse effect on the Company’s estimates and, as a result, could have a material adverse effect on the Company’s financial condition and results of operations. Additions to the allowance are charged to operations; realized losses, net of recoveries, are charged to the allowance. In addition, various regulatory agencies, as part of their examination process, periodically review the Company’s allowance for loan losses. Management will continue to monitor and modify the allowance for loan losses as conditions dictate. Although management maintains allowances at levels that it considers adequate to provide for potential losses, there can be no assurances that such losses will not exceed the estimated amounts or that higher provisions will not be necessary in the future.

The Company had twelve loans, amounting to $630,000, as of September 30, 2005, which are classified as substandard assets. All of these loans are classified as non-accrual loans because the borrowers are over 90 days delinquent and management believes it may have difficulty in collecting the principal balance on these loans. In addition to the non-accrual loans we have identified through normal internal credit review, four loans totaling $724,000 that warrant increased attention at September 30, 2005 compared with eight loans totaling $1.3 million at December 31, 2004. These loans are classified as “watch” as they exhibit certain risk factors which have the potential to cause them to become non-performing. Accordingly, these credits are reviewed on at least a quarterly basis and were considered in our evaluation of the allowance for loan losses at September 30, 2005. None of these loans were considered impaired and as such, no specific impairment allowance was established for these loans. The Company had an allowance for loan losses of $1.9 million, or 0.85% of the total loans outstanding, at September 30, 2005, and $1.9 million, or 0.97% of total loans outstanding, at December 31, 2004. Management believes the allowance is adequate based on the review of the underlying collateral securing the non-accrual loans.

The Company also establishes allowance for losses on foreclosed real estate and other repossessed assets based upon its fair value less the cost of disposal. The valuations of foreclosed real estate properties are reviewed at least quarterly and updated as necessary based on the Company’s expectations of holding periods, sales activity and other changes in market conditions. Based on available information, management believes that current loss reserves are adequate at this time to cover potential losses in the portfolio. There can be no assurance, however, that additional loss provisions will not be necessary in the future if market conditions deteriorate. The Company did not have any allowance for losses on foreclosed real estate, at September 30, 2005 and at December 31, 2004. The Company had an allowance for other repossessed assets of $160,000 and $173,000 at September 30, 2005 and at December 31, 2004. At September 30, 2005 the repossessed assets net balance was zero, due to the assets being fully reserved for losses.

The Company had unrealized gains of $21,000 and unrealized losses of $673,000, on its investment securities available-for-sale portfolio at September 30, 2005. The amortized cost of this portfolio was $34.6 million at that date. There were unrealized gains of $2,000 and unrealized losses of $201,000 on its investment securities held-to-maturity portfolio at September 30, 2005, with an amortized cost of $14.6 million. The Company’s investment securities portfolio includes agency obligations, mortgage-backed securities and collateralized mortgage obligations. The Company’s investment securities available-for-sale portfolio increased by $8.2 million from December 31, 2004 to September 30, 2005 due to the purchase of investment securities available-for-sale offset by the repayment of principal on mortgage-backed securities. The Company’s investment securities held-to-maturity portfolio remained constant. The unrealized losses are considered temporary as they reflect fair values at September 30, 2005 and are subject to change daily as interest rates fluctuate. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value had been below cost; the financial condition and near term prospects of the issuer; and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Deposits increased by $33.5 million during the nine months ended September 30, 2005. The Company continued to focus its efforts in reducing its cost of deposits and trying to attract additional core deposits. Core deposits (money market, checking and statement savings accounts) increased by $42.7 million while certificates of deposit decreased by $9.2 million during the first nine months of 2005. The deposits at September 30, 2005 had an average interest rate of 2.74%. Advances from the Federal Home Loan Bank increased by $11.0 million during the first nine months of 2005. The advances from the Federal Home Loan Bank at September 30, 2005 had an average interest rate of 4.54%.

The Company’s stockholders’ equity increased by $4.4 million, to $21.5 million at September 30, 2005 compared to $17.1 million at December 31, 2004. The increase was due primarily to current period earnings, proceeds received from the issuance of stock offset by an increase in net unrealized holding losses on investments available for sale. At September 30, 2005, the Bank was considered “well capitalized” under regulatory definitions.

RESULTS OF OPERATIONS

The Company’s operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets (primarily loans and investment securities) and interest expense on interest-bearing liabilities (primarily deposits and borrowings). The Company’s operating results are also affected by its other income (primarily gain on sale of loans) and its non-interest expense (primarily salaries and administrative costs).

The following table sets forth certain information relating to the Company’s average interest-bearing assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods indicated. During the periods indicated, non-accrual loans are included in the loans category.

AMERICAN BANK HOLDINGS, INC.
RATE SPREAD ANALYSIS
(dollars in thousands)

	9 Months Ended September 30, 2005			9 Months Ended September 30, 2004
	Average Balance	Interest	Interest Rate	Average Balance	Interest	Interest Rate
Interest-bearing assets:
Loans	$215,332	$10,887	6.74%	$193,746	$8,650	5.95%
Investment securities	49,417	1,731	4.67%	45,199	1,459	4.30%
Other	3,598	72	2.67%	3,322	25	1.00%
Total interest-bearing assets	$268,347	$12,690	6.31%	$242,267	$10,134	5.58%
Interest bearing liabilities:
Deposits	$199,422	$3,857	2.58%	$165,942	$2,343	1.88%
FHLB advances & Other Borrowings	54,404	1,705	4.18%	61,801	1,502	3.24%
Total interest-bearing liabilities	$253,826	$5,562	2.92%	$227,743	$3,845	2.25%
Average interest rate spread			3.39%			3.33%
Net interest income/margin		$7,128	3.55%		$6,289	3.47%

	3 Months Ended September 30, 2005			3 Months Ended September 30, 2004
	Average Balance	Interest	Interest Rate	Average Balance	Interest	Interest Rate
Interest-bearing assets:
Loans	$230,684	$4,091	7.09%	$208,941	$3,159	6.05%
Investment securities	52,401	596	4.55%	44,471	492	4.43%
Other	4,076	38	3.73%	3,712	11	1.19%
Total interest-bearing assets	$287,161	$4,725	6.58%	$257,124	$3,662	5.70%
Interest bearing liabilities:
Deposits	$209,009	$1,441	2.76%	$179,002	$895	2.00%
FHLB advances & Other Borrowings	61,409	663	4.32%	63,043	515	3.27%
Total interest-bearing liabilities	$270,418	$2,104	3.11%	$242,045	$1,410	2.33%
Average interest rate spread			3.47%			3.37%
Net interest income/margin		$2,621	3.62%		$2,252	3.48%

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

General.   The Company recorded net income of $934,000, or $0.43 per diluted share, for the three months ended September 30, 2005 as compared to net income of $637,000, or $0.32 per diluted share, for the three months ended September 30, 2004. The increase in net income for the three month period was attributable primarily to the increase in net interest income and a decrease in the provision for loan losses.

Net interest income, after provision for loan losses, increased by $522,000 for the three months ended September 30, 2005 when compared to the same period in 2004. Other income decreased by $185,000 and non-interest expense decreased by $126,000 during the three months ended September 30, 2005 compared to the same period in 2004. The decrease in operating expense was primarily due to a reduction in legal expenses and costs of operations of foreclosed real estate.

Net Interest Income.   The Company’s net interest income increased by $369,000 during the three months ended September 30, 2005 as compared to the same period in 2004. The increase was primarily due to the increase in average volume of interest-earning assets.

Provision for Loan Losses.   The Company’s provision for loan losses decreased by $153,000 to $68,000 during the three months ended September 30, 2005 compared to the same period in 2004. The decrease was due to the Company providing less in the current quarter based on the periodic reviews of the underlying collateral securing loans held in portfolio. The Company had an allowance for loan losses of $1.9 million, or 0.85% of the total loans outstanding, at September 30, 2005, and $1.9 million, or 0.97% of total loans outstanding, at December 31, 2004.

Other Income.   The Company’s other income decreased by $185,000 to $1.5 million during the three months ended September 30, 2005 compared to the same period in 2004. The decrease was due to less gains recognized on the sale of loans from the mortgage division. The origination and subsequent sale of loans is the primary function of the mortgage division. Loans sold decreased by $1.9 million during the three months ended September 30, 2005 as compared to the same period in 2004 and the average gain percentage on the sale of loans decreased. Any future increase in interest rates may further affect the volume of loan production. However management believes that future gains on sale of loans generated by the mortgage division will not be materially impacted since the Company has the ability to alter its product mix to focus on products that tend to be less sensitive to changes in interest rates. The change in product mix primarily focuses on originating more alt-A loans whereby the borrower has Fannie Mae/Freddie Mac credit quality but produces a lower level of documentation to obtain the loan. These loans typically have more credit risk. However the risk to the Bank is mitigated because these loans are sold to investors that also underwrite the loans prior to loan closing.

Non-interest Expense.   The following table summarizes changes in the major components of operating expense (in thousands):

	For the Three Months Ended September 30,
	2005	2004	$ Change	% Change
Salaries and related expenses	$1,769	$1,800	$(31)	(1.7)%
Occupancy expense, net	254	229	25	10.9
Deposit insurance premiums	24	20	4	20.0
Legal and professional expenses	75	99	(24)	(24.2)
Data processing	179	192	(13)	(6.8)
Net cost of operations of foreclosed assets	(8)	82	(90)	(109.8)
Advertising	23	29	(6)	(20.7)
Loan fees and expenses	82	77	5	6.5
Other expenses	196	192	4	2.1
	$2,594	$2,720	$(126)	(4.6)%

The Company’s non-interest expense decreased by $126,000 to $2.6 million during the three months ended September 30, 2005 compared to the same period in 2004. The decrease in non-interest expense was primarily due to the decrease in compensation and employee benefit expense, cost of operations of foreclosed assets and legal expenses. The decrease in compensation and employee benefit expenses was primarily due to the issuance of a severance package to an executive officer in 2004, while this expense did not occur in 2005. The increase in occupancy costs is due to the opening of the new branch during the third quarter of 2004. The cost of operations of foreclosed assets decreased due to the provision for losses totaling $259,000 on foreclosed real estate in the third quarter of 2004. The decrease in legal and professional expenses is due to less legal work being performed related to substandard loans and the Littell case in the current year as compared to the same period in 2004.

Income Taxes.   Income tax expense for the three months ended September 30, 2005, totaled $570,000, resulting in an effective tax rate of 37.9%, as compared to tax expense of $404,000, resulting in an effective tax rate of 38.8% for the same period in 2004. The relative mix of state tax exempt income and income from bank owned life insurance influences the effective income tax rate and remains the primary reason for the difference between the effective tax rate and the statutory federal and state tax rates for corporations.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

General.   The Company recorded net income of $2.3 million, or $1.08 per diluted share, for the nine months ended September 30, 2005 as compared to net income of $1.7 million, or $0.86 per diluted share, for the nine months ended September 30, 2004. The increase in net income for the nine month period was attributable primarily to the increase in net interest income and a decrease in the provision for loan losses.

Net interest income, after provision for loan losses, increased by $1.3 million for the nine months ended September 30, 2005 when compared to the same period in 2004. Other income decreased by $627,000 and non-interest expense decreased by $153,000 during the nine months ended September30, 2005 compared to the same period in 2004. The decrease in operating expense was primarily due to additional compensation and employee benefit expenses, and occupancy expenses, offset by a decrease in cost of operations of foreclosed assets and legal expenses.

Net Interest Income.   The Company’s net interest income increased by $839,000 during the nine months ended September 30, 2005 as compared to the same period in 2004. The increase was primarily due to the increase in average volume of interest-earning assets.

Provision for Loan Losses.   The Company’s provision for loan losses decreased by $438,000 to $103,000 during the nine months ended September 30, 2005 compared to the same period in 2004. The decrease was due to the Company providing less in the current quarter based on the periodic reviews of the underlying collateral securing loans held in portfolio. The Company had an allowance for loan losses of $1.9 million, or 0.85% of the total loans outstanding, at September 30, 2005, and $1.9 million, or 0.97% of total loans outstanding, at December 31, 2004.

Other Income.   The Company’s other income decreased by $627,000 to $4.1 million during the nine months ended September 30, 2005 compared to the same period in 2004. The decrease was due to less gains recognized on the sale of loans from the mortgage division. The origination and subsequent sale of loans is the primary function of the mortgage division. Loans sold decreased by $19.6 million during the nine months ended September 30, 2005 as compared to the same period in 2004 and the average gain percentage on the sale of loans decreased. Any future increase in interest rates may further affect the volume of loan production. However management believes that future gains on sale of loans generated by the mortgage division will not be materially impacted since the Company has the ability to alter its product mix to focus on products that tend to be less sensitive to changes in interest rates. The change in product mix primarily focuses on originating more alt-A loans whereby the borrower has Fannie Mae/Freddie Mac credit quality but produces a lower level of documentation to obtain the loan. These loans typically have more credit risk. However the risk to the Bank is mitigated because these loans are sold to investors that also underwrite the loans prior to loan closing.

Non-interest Expense.   The following table summarizes changes in the major components of operating expense (in thousands):

	For the Nine Months Ended September 30,
	2005	2004	$ Change	% Change
Salaries and related expenses	$5,116	$4,821	$295	6.1%
Occupancy expense, net	764	654	110	16.8
Deposit insurance premiums	72	63	9	14.3
Legal and professional expenses	232	337	(105)	(31.2)
Data processing	506	516	(10)	(1.9)
Net cost of operations of foreclosed assets	(14)	302	(316)	(104.6)
Advertising	77	111	(34)	(30.6)
Loan fees and expenses	203	248	(45)	(18.1)
Other expenses	548	605	(57)	(9.4)
	$7,504	$7,657	$(153)	(2.0)%

The Company’s non-interest expense decreased by $153,000 to $7.5 million during the nine months ended September 30, 2005 compared to the same period in 2004. The decrease in non-interest expense was primarily due to the increase in compensation and occupancy costs offset by a decrease in cost of operations of foreclosed assets and legal expenses. The increase in compensation and employee benefit expenses was primarily due to additional staff hired in the branch network and the ongoing payments to a former executive officer under a non compete agreement. The increase in occupancy costs is due to the opening of the new branch during the third quarter of 2004. The cost of operations of foreclosed assets decreased due to the provision for losses totaling $259,000 on foreclosed real estate in the third quarter of 2004. The decrease in legal and professional expenses is due to less legal work being performed related to substandard loans and the Littell case in the current year as compared to the same period in 2004.

Income Taxes.   Income tax expense for the nine months ended September 30, 2005, totaled $1.4 million, resulting in an effective tax rate of 37.6%, as compared to tax expense of $1.1 million, resulting in an effective tax rate of 38.9% for the same period in 2004. The relative mix of state tax exempt income and income from bank owned life insurance influences the effective income tax rate and remains the primary reason for the difference between the effective tax rate and the statutory federal and state tax rates for corporations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Commitments to originate new loans or extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments for the unfunded portion of equity lines are for a term of 10 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

The Company enters into rate lock commitments to extend credit to borrowers for generally a 15-day to 60-day period for the origination of loans. Unfunded loans for which commitments have been entered into are called “pipeline loans.” Some of these rate lock commitments will ultimately expire without being completed. To the extent that a loan is ultimately granted and the borrower ultimately accepts the terms of the loan, these rate lock commitments expose the Company to variability in their fair value due to changes in interest rates. If interest rates increase, the value of these rate lock commitments decreases. Conversely, if interest rates decrease, the value of these rate lock commitments increases.

To mitigate the effect of interest rate risk, the Company usually enters into offsetting derivative contracts, primarily in the form of loan sale commitments. The loan sale commitments lock in an interest rate and price for the sale of loans similar to the specific rate lock offered to the borrower on the loan. The Company utilizes two types of loan sale commitments: a best efforts contract or a mandatory contract. Best efforts contracts are usually entered into prior to the loan being originated and have an expiration date between 30 and 60 days from the date of the contract. Under these contracts, to the extent that a loan is ultimately granted, the Company would sell the loan to the investor within the guidelines of the loan sale commitment. Since there is no net settlement or penalty with the investor if these loans are not ultimately sold to the investor, these contracts are not considered to be derivatives. Mandatory contracts are entered into only after a loan is closed and pre-approval of the loan is received from the investor. These contracts typically have an expiration date between 15 and 45 days from the date of the contract. Under these contracts, the Company is obligated to sell the loan to the investor and deliver the loan to the investor by the expiration date. The mandatory contracts do meet the definition of a derivative and are to be recorded on the balance sheet at fair value. The risk on these contracts is mitigated by the fact that these contracts are only entered into on closed loans which are pre-approved by the investor and have very short expiration dates. However, there may be occasions where the Company originates a mortgage loan held for sale and the subsequent sale of the loan is not completed, which typically occurs only on the best efforts contracts. In these cases, generally the commitment would have expired and the Company would evaluate each loan on a case-by-case basis to decide whether to continue to classify the loan as held for sale. At September 30, 2005, the aggregate fair value of these loan sale commitments (based on the cash flows expected from the sale of the loans) was $314,000 on the $13.9 million of the particular loans to be sold under these commitments. Of the $13.9 million of notional loan sale commitments, $10.7 million of these contracts were mandatory and $3.2 million of these contracts were best efforts. For the periods ended September 30, 2005 and December 31, 2004, the fair value of the derivative associated with the mandatory contracts was not material. The Company had $8.5 million of loans classified as held for sale that did not have loan sale commitments as of September 30, 2005, of which $1.9 million of these loans previously had loan sale commitments which had expired. The Company continues to have the intent and ability to sell these loans during the life of the loan even though no commitment to sell the loan exists at this time.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows (dollars in thousands):

	September 30, 2005	December 31, 2004
Commitments to originate new loans	$6,016	$4,200
Unfunded commitments to extend credit under existing equity line and commercial lines of credit	7,173	5,619
Commercial letters of credit	1,303	492
Notional commitments to sell loans held for sale	13,908	15,792
Rate lock commitments	5,822	4,853

Rate lock commitments related to the origination of mortgage loans that will be held for sale must be accounted for as derivative instruments. Such commitments, along with any related fees received from potential borrowers, are recorded at fair value on the balance sheet, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, also considers the difference between current levels of interest rates and the committed rates. For the periods ended September 30, 2005 and December 31, 2004, the fair value of the derivative was not material.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. The Company’s main use of liquidity is the payment of interest to the issuer of trust preferred securities. The ability of the Bank to pay dividends is subject to various regulatory limitations.

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The Bank’s primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities and funds provided by our operations. Our ability to maintain and expand our deposit base and borrowing capabilities is an important source of liquidity. In addition to core deposits, we regularly utilize wholesale funding sources such as brokered deposits and FHLB advances. At September 30, 2005, we had $43.5 million in outstanding borrowings.

We closely monitor and maintain appropriate levels of interest earning assets and interest bearing liabilities so that maturities of assets are such that adequate funds are provided to meet customer withdrawals and loan demand. In addition, we continue to explore various capital management strategies such as share repurchases and the issuance of trust preferred securities.

The Bank is required to maintain sufficient liquidity to ensure its safe and sound operation. As required by recent legislation, the OTS recently deleted its requirement that federal savings associations maintain a certain minimum level of liquid assets. Instead, adequate liquidity is assessed by the OTS on a case-by-case basis by reviewing such factors as the institution’s overall asset/liability structure, market conditions, competition and the nature of the institution’s activities. The OTS considers both an institution’s liquidity ratio as well as safety and soundness issues in assessing whether an institution has sufficient liquidity. The Bank has ample liquidity to meet its outstanding loan commitments.

Quantitative measures established by bank regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of September 30, 2005, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2005, the most recent notification from the regulatory categorized the Bank as “well capitalized”. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes that would have changed the Bank’s capital classification. The Bank’s actual capital amounts and ratios are as follows (in thousands):

	ACTUAL	ACTUAL%	REQUIRED	REQ’D%	EXCESS
Core	$23,581	7.83%	$12,046	4.0%	$11,535
Tangible	23,581	7.83	4,517	1.5	19,064
Risk-based	25,505	11.78	17,319	8.0	8,186

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2005, which are expected to mature or reprice in each of the time periods shown.

American Bank Holdings, Inc.
Repricing Schedule as of September 30, 2005
(in thousands)

	Less than One Year	One Year to Five Years	Five Years to Ten Years	More than Ten Years	Totals
Interest-earning assets:
Loans	$102,473	$53,740	$8,338	$37,880	$202,431
Investment securities	952	1,009	9,629	36,959	48,549
Other interest-earning assets	11,570	—	—	—	11,570
Total interest-earning assets	$114,995	$54,749	$17,967	$74,839	$262,550
Interest-bearing liabilities:
Certificates of Deposit	$104,458	$9,417	$99	$—	$113,974
Money market deposits	23,023	39,258	11,224	—	73,505
NOW & Statement accounts	7,273	18,557	16,676	—	42,506
Borrowings & Junior subordinated obligations	3,093	25,000	18,500	—	46,593
Total interest-bearing liabilities	$137,847	$92,232	$46,499	$—	$276,578
GAP	(22,852)	(37,483)	(28,532)	74,839
Cumulative GAP	$(22,852)	$(60,335)	$(88,867)	$(14,028)
Cum. GAP/total assets	(8.70)%	(22.98)%	(33.85)%	(5.34)%

The following assumptions were used by the Company’s management in order to prepare the Company’s GAP (repricing schedule) table set forth above. Loans are shown based on contractual maturity and schedule repricing for fixed-rate and adjustable-rate mortgages, respectively. The mortgage-backed securities and collateralized mortgage obligations portion of the investment securities portfolio are shown based on contractual maturity as scheduled repricing for fixed-rate and adjustable-rate securities, respectively. Agency securities are shown in the period in which they contractually mature. No prepayment assumptions or call assumptions are reflected for any interest-earning assets. Deposits without contractual maturities are shown based on OTS decay rates.

The interest rate sensitivity of the Company’s assets and liabilities could vary substantially if different assumptions are used. Moreover, certain shortcomings are inherent in the methods of analysis presented in the above GAP table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, whereas interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages have features that restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Company’s results of operations depend to a large extent on the level of the Company’s net interest income. If interest rate fluctuations cause the Company’s cost of funds to increase faster than the yield of its interest-bearing assets, then its net interest income will be reduced. At September 30, 2005, the Company’s one-year interest sensitivity “gap” (the percentage by which its interest sensitive assets in a given period exceed its interest sensitive liabilities for the same period) was negative 8.7%. The Company has emphasized shorter-term deposits, which tend to reprice on a basis more consistent with the short-term duration of the Company’s typical loan products. In addition, the Company’s management classifies certain securities as available-for-sale to provide flexibility for liquidity purposes. If the need to sell an asset for liquidity or other purposes arises, management believes that there are adequate securities classified as available-for-sale with a positive mark-to-market and that such sale would not have a material impact on results of operations.

The Company’s management believes that the Company’s interest rate risk position at September 30, 2005 represents a reasonable amount of interest rate risk.

FORWARD-LOOKING STATEMENTS

Certain statements in Management’s Discussion and Analysis are forward-looking statements within the meaning of the Securities Act of 1934, as amended. Actual results, performance or developments may differ materially from those expressed or implied by such forward-looking statements as a result of market uncertainties and other factors related to the Company’s business. The financial services market generally, and the market for the Company’s products and services specifically, is characterized by a high degree of competition and rapidly changing local, national and global market, financial and economic conditions, and interest rate fluctuations/market conditions. Such developments, as well as unforeseen developments in the financial services industry, could have an adverse impact on the Company’s financial position and results of operations.

Item 3. Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms.

There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

Except as described below, other than ordinary and routine litigation incidental to the business of the Company, the Company or its subsidiaries is not a party to, nor is its property the subject of any material pending legal proceedings.

Howard Littell, Robin Brandt, Gary Brandt, and David Goldstein have filed an action against the Bank and other defendants, including the United States of America, in the United States District Court for the Middle District of Florida. This action was commenced on August 31, 2000. The claim arises out of statements allegedly made by former Bank personnel to federal investigators in 1994. Plaintiffs allege that as a result of these statements and others, the plaintiffs were wrongly indicted by a federal grand jury and were ultimately acquitted of the charges. The plaintiffs are seeking unspecified damages. The Bank filed a motion to dismiss the plaintiffs’ claims which was denied by the court in September 2001. The initial scheduling conference has occurred and discovery has begun. In November 2003, we filed a motion for summary judgment on the plaintiffs’ claims. During the third quarter of 2004, the court denied the motion for summary judgment. Accordingly, the case will go to trial, but no date has currently been set. The Company has tendered this case to its insurance carrier and they have agreed to defend the claim under a reservation of rights.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Other Information

During the second quarter 2005, the Company commenced an offering of 1,000,000 shares of its common stock at $9.00 per share pursuant to a Prospectus dated April 29, 2005. The offering is being conducted in two steps—a pro rata rights offering and a community offering. The rights offering was made available to shareholders of record as of the close of business on April 28, 2005. Shares not purchased by the shareholders of record in the rights offering are being made available for purchase in the community offering. The rights offering expired on June 20, 2005 and the Company received subscriptions for 332,875 shares. During the third quarter 2005, the Company closed the rights offering pursuant to which it accepted subscriptions for 237,150 shares with proceeds of $2,134,350. The Company has conditionally accepted a subscription for 95,725 shares for an aggregate purchase price of $861,525, subject to receipt by the subscriber of the required regulatory approvals to acquire the shares. The Company has extended the deadline for subscribing for shares in the community offering to November 30, 2005 and has extended the deadline for receipt by any subscriber of any required regulatory approvals to acquire shares of common stock in the offering to December 31, 2005.

Item 6. Exhibits

3.1

Restated Certificate of Incorporation of American Bank Holdings, Inc. (incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-4 (File No. 333-102410), filed with the SEC on January 8, 2003).

3.2

Bylaws of American Bank Holdings, Inc. (incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-4 (File No. 333-102410), filed with the SEC on January 8, 2003).

31.1	302 Certification of Chief Executive Officer
31.2	302 Certification of Chief Financial Officer
32.1	906 Certification of Chief Executive Officer
32.2	906 Certification of Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

AMERICAN BANK HOLDINGS, INC.
(Registrant)
Date: November 11, 2005
/s/ JAMES E. PLACK
James E. Plack
President and Chief Executive Officer
/s/ JOHN M. WRIGHT
John M. Wright
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

3.1

Restated Certificate of Incorporation of American Bank Holdings, Inc. (incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-4 (File No. 333-102410), filed with the SEC on January 8, 2003).

3.2

Bylaws of American Bank Holdings, Inc. (incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-4 (File No. 333-102410), filed with the SEC on January 8, 2003).

31.1	302 Certification of Chief Executive Officer
31.2	302 Certification of Chief Financial Officer
32.1	906 Certification of Chief Executive Officer
32.3	906 Certification of Chief Financial Officer

Exhibit 31.1

CERTIFICATIONS

I, James E. Plack, certify that:

1.                I have reviewed this quarterly report on Form 10-QSB of American Bank Holdings, Inc.;

2.                Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                Based on my knowledge, the financial statements, and the financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)               Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)                All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)               Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 11, 2005

/s/ James E. Plack
James E. Plack
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, John M. Wright, certify that:

1.                I have reviewed this quarterly report on Form 10-QSB of American Bank Holdings, Inc.;

2.                Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                Based on my knowledge, the financial statements, and the financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)               Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)                All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)               Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 11, 2005

/s/ John M. Wright
John M. Wright
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Written Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer of American Bank Holdings, Inc. (The “Company”), Hereby certifies that to his knowledge on the date hereof:

(a)          The Quarterly Report of Form 10-QSB of the Company for the Quarter Ended September 30, 2005 filed on the date hereof with the Securities and Exchange Commission (the “report”) fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

(b)         Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 11, 2005

/s/ JAMES E. PLACK
James E. Plack
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to American Bank Holdings, Inc. and will be retained by American Bank Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the Chief Financial Officer of American Bank Holdings, Inc. (The “Company”), Hereby certifies that to his knowledge on the date hereof:

(a)          The Quarterly Report of Form 10-QSB of the Company for the Quarter Ended September 30, 2005 filed on the date hereof with the Securities and Exchange Commission (the “report”) fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

(b)         Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 11, 2005

/s/ John M. Wright
John M. Wright
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to American Bank Holdings, Inc. and will be retained by American Bank Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX B

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (the “Agreement”) is entered into as of December 13, 2005 by and among Erik D. Bolog,  Michael A. Postal, Joseph R. Schuble, Jr. and Steven M. Schuble (collectively, the “Group”) and American Bank Holdings, Inc. (the “Company”), a Delaware corporation and the holding company for American Bank.

WHEREAS, the Group, together with Howard J. Postal, has filed a Notice of Change In Control (the “Notice”) with the Office of Thrift Supervision (“OTS”) in connection with their proposed acquisition of a substantial percentage of the outstanding shares of the common stock of the Company;

WHEREAS, the Notice was filed with the OTS pursuant to the Change in Bank Control Act, 12 U.S.C. 1817(j) and the rules and regulations of the OTS promulgated thereunder (“Applicable Law and Regulations”);

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and all of its stockholders that the majority of the directors of the Company not be members of the Group or persons who subsequently become or are presumed to become members of the group or are acting in concert with members of the Group or are presumed to be acting in concert with members of the Group pursuant to Applicable Law and Regulations (the “Expanded Group “); and

WHEREAS, the members of the Group desire to assure the Board of Directors and the stockholders of the Company, in connection with their proposed acquisition of a substantial percentage of the outstanding common stock of the Company, that they have no intention to control the Company or its Board of Directors by electing a majority of directors who are members of the Group or the Expanded Group;

NOW, THEREFORE, in consideration of these premises and the mutual agreements below, the parties hereto agree as follows:

1.                Representations and Warranties of the Group.   The Group hereby represents and warrants to the Company, jointly and severally, as follows:

(i)             The Group members have set forth in Exhibit A the number of shares of capital stock of the Company the Group members intend to purchase pursuant to the community offering of the Company’s capital stock pursuant to the registration statement on Form SB-2 declared effective by the SEC on April 29, 2005 (collectively, the “Community Offering Stock”).

(ii)         The Group members have full and complete authority to enter into this Agreement and to bind the entire number of shares of Community Offering Stock. This Agreement constitutes a valid and binding agreement of each member of the Group.

(iii)     There are no arrangements, agreements or understandings between the members of the Group and the Company other than as set forth in this Agreement.

2.                Representations and Warranties of the Company.   The Company hereby represents and warrants to each member of the Group , as follows:

(i)             The Company has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by the Company regarding the consummation of the transactions contemplated hereby has been duly authorized by the Board of Directors of the Company and requires no other Board of Directors or stockholder action. This Agreement constitutes a valid and binding obligation of the Company and the performance of its terms shall not constitute a violation of its certificate of incorporation or bylaws.

(ii)         There are no arrangements, agreements or understandings between the members of the Group and the Company other than as set forth in this Agreement.

3.                Covenants of the Group.   Each Group member covenants and agrees that during the term of this Agreement:

(i)             Except for open market transactions through a broker, they shall not hereafter transfer or sell, or offer or agree to transfer or sell, directly or indirectly, where they have knowledge that the buyer will beneficially own more than 9.99% of the Company’s shares, beneficial ownership of, or the right to vote any shares of Community Offering Stock except with the express approval of the Board of Directors of the Company, which approval shall not be unreasonably withheld. It is the intent of the parties hereto that the Group member’s shares of Community Offering Stock may not be transferred or sold if the Company’s Board of Directors reasonably believes it likely that any person or group or affiliates of such person or group acquiring such shares would, after such acquisition, beneficially own more than 9.99% of the Company’s shares. Notwithstanding the above, this subparagraph (i) shall not apply if the transferee(s) expressly agree, in writing, to be bound by the terms of this Agreement.

(ii)         (a) In the event that a proposal is properly introduced for consideration at a meeting of the Company’s stockholders and such proposal is not approved by the Company’s Board of Directors, then each member of the Group shall have the right, at their discretion, to vote an amount of shares of Community Offering Stock in favor of such proposal, as applicable, equal to the total shares of Community Offering Stock held by such member  multiplied by the following fraction:

The number of shares, other than Community Offering Stock, voted in favor of the proposal

The total number of shares, excluding the Community Offering Stock, voted with respect to such proposal

(b) In the event that a proposal is brought before the stockholders for a vote and is approved by the Board of Directors but not approved by a member of the Group seeking to vote his shares of Community Offering Stock, then each member of the Group shall have the right, at their discretion, to vote an amount of shares of Community Offering Stock against  such proposal equal to the total shares of Community Offering Stock held by such member multiplied by the following fraction:

The number of shares, other than Community Offering Stock, voted against the proposal

The total number of shares, excluding the Community Offering Stock, voted with respect to such proposal

(c) The provisions of subparagraph (ii)(a) and (ii)(b) shall not apply: (1) to a properly introduced proposal involving the sale or merger of the Company, the solicitation of bids or the hiring of an investment banker to explore methods to maximize shareholder value or similar proposals, the hiring of an investment banker, or the establishment of a committee or other mechanism to explore the Company’s strategic options; or (2) if the Group or Expanded Group has fewer than forty percent (40%) of the members of the Board of Directors of the Company, unless such percentage being below forty percent (40%) is caused by the resignation of a member of the Group or the Expanded Group.

(iii)     They shall not vote their respective shares of Community Offering Stock for any nominee or nominees for election to the Board of Directors of the Company, other than those nominated or supported by the Company’s Board of Directors, unless the Group or Expanded Group represents fewer than forty percent (40%) of the members of the Board of Directors of the Company, unless such percentage being below forty percent (40%) is caused by the resignation of a member of the Group or the Expanded Group. The provisions of this subparagraph (iii) shall not apply if the nominees, if elected, and members of the Board of

Directors constituting members of the Group or the Expanded Group would constitute less than a majority of the members of the Board of Directors.

(iv)       They shall not deposit any Community Offering Stock in a voting trust or subject any shares of Community Offering Stock to a voting agreement or other arrangement of similar effect.

(v)           (a) If at any time, any member of the Group or the Group as a whole proposes to transfer (other than a pledge) shares of Community Offering Stock representing more than 9.99% of the outstanding capital stock of the Company, in any one transaction or series of transactions, to any one person or entity or group of persons acting in concert (any such transfer, a “Disposition”), then such stockholder (the “Disposing Stockholder”), shall, at least 40 days prior to the consummation of the Disposition, give written notice (a “Disposition Notice”) to the Company describing the terms and conditions of the Disposition in reasonable detail, including the proposed price per share, the method of payment, the anticipated closing date and the identity of the proposed purchaser, and stating that each of the other stockholders may elect to participate in such Disposition at the same price per share of capital stock as that offered to the Disposing Stockholder and on other terms consistent with the rights and preferences of the capital stock set forth in the Company’s certificate of incorporation.

(b) Within 20 days of its receipt of a Disposition Notice, the Company shall notify all stockholders of their rights to sell pursuant to this Agreement. The election pursuant to Subsection v(a) above shall be exercised by written notice to the Company from stockholders, on a form provided by the Company, given within 20 days after notice by the Company is mailed to stockholders. If any Stockholder gives notice of its election to sell, it shall be obligated to sell to the proposed purchaser the capital stock specified in its notice upon the terms and subject to the conditions specified in the Disposition Notice and the Company’s letter to stockholders, conditional upon the closing of the Disposition.

(c) If the purchaser pursuant to the Disposition has a specified limited number of shares of capital stock which it is willing to purchase in the aggregate, each of the other stockholders shall have the right to sell to the purchaser up to that number of shares of capital stock owned by such other stockholder which is in the same proportion to its total ownership of capital stock as the number of shares of the capital stock being sold by the Disposing Stockholder is to the Disposing Stockholder’s total ownership of capital stock.

(d) If any other stockholder does not elect to sell the full number of shares of capital stock which such stockholder is entitled to sell pursuant to this Section v, or if the aggregate number of shares of the capital stock which the other stockholder and any other stockholders of the Company are entitled to sell is less than the number of shares of the capital stock which the purchaser is willing to purchase, the remaining other stockholders shall be entitled to sell additional shares of capital stock pro rata (as described in Subsection v(c) above) the number of shares of capital stock owned by each of them to make up the aggregate number of shares of capital stock the purchaser is willing to purchase.

(vii)   Nothing contained in this paragraph 3 shall prevent a member of the Group or the Expanded Group who currently serves as a director of the Company, or who may serve in the future as a director of the Company, from the proper exercise of his or her fiduciary duties as a director, as advised by counsel.

4.                Agreement of the Company.

(a)           With respect to the Notice filed with the OTS by the members of the Group and any other governmental or regulatory approval required to be obtained by the members of the Group in connection with their purchase of the Community Offering Stock, the Company agrees to support the acquisition by the members of the Group and not to object to the members of the Group acquiring the Community Offering Stock.

(b)          The Company agrees that Joseph R. Schuble, Jr. and Howard J. Postal will be nominated for election as directors at the 2006 Annual Meeting of Shareholders of the Company.

5.                Remedies.   The Company and the members of the Group acknowledge and agree that a breach or threatened breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. Any such injunctive relief shall be obtained in accordance with JAMS Arbitration Rules & Procedures.

6.                Arbitration.   Any controversy, dispute or claim arising out of or relating to this Agreement or breach thereof shall first be settled through good faith negotiation. If the dispute cannot be settled through negotiation, the parties agree to attempt in good faith to settle the dispute by mediation administered by JAMS. If the parties are unsuccessful at resolving the dispute through mediation, the parties agree to arbitration administered by JAMS pursuant to its Arbitration Rules & Procedures and subject to JAMS Policy on Minimum Standards of Procedural Fairness. Judgment on the Award may be entered in any court having jurisdiction.

7.                Term.   The provisions of paragraph 4 shall become effective upon execution of this Agreement. The remaining provisions of this Agreement shall become effective upon the approval or order of non-objection of the Notice by the OTS and shall remain in effect as long as the Group or Expanded Group remains in existence, unless modified or terminated in writing by the Board of Directors of the Company and the members of the Group or the Expanded Group.

8.                Severability.   If any term, provision, covenant or restriction of this Agreement is held by any governmental or regulatory authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.                Successors and Assigns.   This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors, assigns and transferees, by operation of law, of the parties.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

Signature:	/s/ Erik D. Bolog
Erik D. Bolog
Signature:	/s/ Michael A. Postal
Michael A. Postal
Signature:	/s/ Joseph R. Schuble, Jr.
Joseph R. Schuble, Jr.
Signature:	/s/ Steven M. Schuble
Steven M. Schuble
American Bank Holdings, Inc.
By:	/s/ Joseph R. Schuble, Jr.
Name:	Joseph R. Schuble, Jr.
Chairman, Board of Directors